

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 2, 2015

Anthony Hayes
Chief Executive Officer
Spherix Incorporated
6430 Rockledge Drive, Suite 503
Bethesda, MD 20877

> **Re: Spherix Incorporated**
> **Registration Statement on Form S-1**
> **Filed September 22, 2015**
> **File No. 333-207078**

Dear Mr. Hayes:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise your cover page to include disclosure regarding concurrent offerings and disclose the total number of shares that are being concurrently offered. In this regard, we refer to your registration statements on Form S-3, file no. 333-193729, which was declared effective on May 16, 2014 and file no. 333-198498, which was declared effective on November 18, 2014.

Plan of Distribution, page 54

2. Please revise your disclosure to state that, with respect to the securities for which it arranges the sale, the Placement Agent is, rather than may be deemed, an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Incorporation of Certain Information by Reference, page 56

3. Please revise to include the statements called by Item 12(b)(1) of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies and Services

cc: Theodore J. Ghorra, Esq.
Nixon Peabody LLP